Exhibit 99.46
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus Supplement (as defined herein), together with the Base Shelf Prospectus (as defined herein), and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the “United States” (as such term is defined in Regulation S under the U.S. Securities Act), except in transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This Prospectus Supplement, together with the Base Shelf Prospectus, does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.
Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aya Gold & Silver Inc. at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada, telephone (514) 512-1320 and are also available electronically under the Aya Gold & Silver Inc. profile on the System for Electronic Data Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.ca.
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated June 10, 2025

New Issue	June 12, 2025
AYA GOLD & SILVER INC.
$125,000,055
9,363,300 COMMON SHARES
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 10, 2025 (the “Base Shelf Prospectus”), is being filed by Aya Gold & Silver Inc. (the “Company” or “Aya”) to qualify the distribution (the “Offering”) of 9,363,300 common shares (the “Offered Shares”) of Aya at a price of $13.35 per Offered Share (the “Offering Price”). The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of June 12, 2025, among the Company and Desjardins Securities Inc., as sole bookrunner and together with National Bank Financial Inc. and BMO Nesbitt Burns Inc., as co-lead underwriters (collectively, the “Co-Lead Underwriters”), and CIBC World Markets Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc., Scotia Capital Inc., SCP Resource Finance LP, Beacon Securities Limited and INFOR Financial Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”). The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters with reference to the prevailing market price of the common shares of the Company (the “Common Shares”). See “Plan of Distribution”.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AYA” and trade on the OTCQX International Exchange (“OTCQX”) under the symbol “AYASF”. On June 11, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares was $13.19 on the TSX and US$9.65 on the OTCQX. The TSX has conditionally approved the Company’s application with respect to listing the Offered Shares and the Additional Shares (as defined herein) on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX.

- ii -
Offering Price: $13.35 per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)

Per Offered Share	$13.35	$0.60075	$12.74925
Total(3)	$125,000,055	$5,625,002.48	$119,375,052.52
(1)In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 4.5% of the gross proceeds of the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option (as defined herein). See “Plan of Distribution”.
(2)After deducting the Underwriters’ Fee, but before deducting the expenses relating to the Offering, including the preparation and filing of this Prospectus Supplement, which expenses are estimated to be approximately $1,200,000 and which will be paid from the proceeds of the Offering.
(3)The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, in the sole discretion of the Co-Lead Underwriters, on behalf of the Underwriters, for a period of 30 days from and including the Closing Date, to purchase up to an additional 1,404,495 Common Shares (the “Additional Shares”), at the Offering Price, to cover over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this Prospectus Supplement. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such Additional Shares under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” (before deducting the expenses relating to the Offering (see note 2 above)) will be $143,750,063.25, $6,468,752.85 and $137,281,310.40, respectively. See “Plan of Distribution” and the table below.

Underwriters’ Position	Number of Common Shares Available	Exercise Period	Exercise Price

Over-Allotment Option	Up to 1,404,495 Additional Shares	Up to 30 days from and including the Closing Date	$13.35 per Additional Share
Unless the context otherwise requires, all references to the “Offering” and “Offered Shares” in this Prospectus Supplement include all securities issuable assuming the exercise of the Over-Allotment Option.
The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Company by Norton Rose Fulbright Canada LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.
The Offering is being made in each of the provinces of Canada. The Offered Shares will be offered in such provinces through those Underwriters or their affiliates who are registered to offer Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in such other jurisdictions outside of Canada as agreed between the Company and the Underwriters. See “Plan of Distribution”.
Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about June 18, 2025, or such other date as may be agreed upon by the Company and the Co-Lead Underwriters, on behalf of the Underwriters (the “Closing Date”). Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a lower price than stated above. See “Plan of Distribution”.

- iii -
It is anticipated that the Offered Shares will be delivered under the book-based system through CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited in electronic form. A purchaser of Offered Shares, including a purchaser of Offered Shares in the United States that is a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant, subject to certain limited exceptions. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required. See “Plan of Distribution”.
Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. The Company and the Underwriters have not authorized anyone to provide purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons whom, offers and sales are lawfully permitted. An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. Such investment should only be made by those persons who can afford the risk of loss of their entire investment. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus, “Forward-Looking Statements” and “Risk Factors” in the AIF (as defined herein) and the risk factors set forth in the Interim MD&A and the Annual MD&A (each as defined herein) which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca, before purchasing the Offered Shares.
Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Offered Shares. See “Certain Canadian Federal Income Tax Considerations”.
Each of Ghislane Guedira Bennouna, Dr. Jürgen Hambrecht, Eloïse Martin and Robert Taub is a director of the Company that reside outside of Canada. Such individuals have appointed Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montréal, QC, H3B 1R1, Canada as their agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
See “Statutory Rights of Withdrawal and Rescission” below for information about the right to withdraw or rescind from an agreement to purchase Common Shares.
The head and registered office of Aya is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
FINANCIAL INFORMATION	7
DOCUMENTS INCORPORATED BY REFERENCE	7
ELIGIBILITY FOR INVESTMENT	9
TECHNICAL INFORMATION	9
THE COMPANY	10
CONSOLIDATED CAPITALIZATION	11
USE OF PROCEEDS	12
PLAN OF DISTRIBUTION	13
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	15
PRIOR SALES	16
TRADING VOLUME AND PRICE	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	17
RISK FACTORS	22
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	25
INTERESTS OF EXPERTS	25
CERTIFICATE OF THE UNDERWRITERS	27

ABOUT THIS PROSPECTUS
This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part is the Base Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering. To the extent that the description of the Offered Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely only on the information in this Prospectus Supplement with respect thereto.
Investors should carefully read both this Prospectus Supplement and the Base Shelf Prospectus, including the documents incorporated by reference herein and therein, and in particular the risk factors discussed in such documents, prior to investing in the Offered Shares.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company and the Underwriters have not authorized anyone to provide investors with additional or different information. If anyone provides you with different or additional information, you should not rely on it. The Company and the Underwriters are not offering the securities in any jurisdiction in which the Offering is not permitted. Investors should assume that the information contained in this Prospectus Supplement and the Base Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus or of any sale of the securities pursuant thereto. The Company’s business, financial condition, results of operation and prospects may have changed since those dates. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to the “Company”, “Aya”, “we”, “us” and “our” refer to Aya Gold & Silver Inc. and/or, as applicable, one or more of its subsidiaries.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated herein and therein by reference contain “forward looking statements” or “forward-looking information” within the meaning of applicable securities legislation (“forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Company’s business plans and financial performance and condition. All information, other than information concerning historical fact, that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including, without limitation, statements with respect to the intention of the Company to complete the Offering, the terms of the Offering, the aggregate amount of total proceeds to be received by the Company, the anticipated use of the net proceeds to the Company from the Offering, the exercise of the Over-Allotment Option, the expected Closing Date and the listing of the Offered Shares, are forward-looking information.
Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on opinions, estimates and reasonable assumptions that have been made by the Company as at the date of such information and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to: the potential of the Company’s properties; results of exploration activities and interpretation of such results; the Company’s capacity to acquire new projects; plan, cost and timing of future exploration and development; requirements for additional capital; continuous access to capital markets; and other statements relating to the future financial and business performance and strategic plans of the Company; as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and identified elsewhere in other disclosure documents of the Company filed on SEDAR+ at www.sedarplus.ca. Forward-looking statements have also been incorporated by reference through the AIF (as defined below) and other documents incorporated herein by reference, which include forward-looking statements with respect to, among other things, the Company’s corporate development and strategy.
Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including the following: the Company will be able to meet its future capital commitments; the Company will be able to obtain additional financing on reasonable terms if and when needed; the Company will be able to recruit and retain the services of its key technical, sales, marketing, operations and management personnel; the Company will be able to develop commercially viable solutions as a result of its research and development activities; and that the risks referenced above and herein, collectively or individually, will not have a material impact on the Company. While management considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. Many risks, uncertainties and other factors could cause the actual results of Aya to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, demand for the Company’s products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other similar factors that may cause actual results, performance or achievements to differ materially from those expressed or implied in forward looking statements. The future outcomes that relate to forward-looking statements may be influenced by many additional factors, including, but not limited to, any future sales or issuances of securities of the Company, and the risk factors described under the heading “Risk Factors” in the AIF, which section is incorporated by reference herein. See also the section entitled “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus.
The Company cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Company or the Offered Shares, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. By their nature, forward-looking statements are inherently uncertain, are subject to risk and are based on assumptions including those discussed herein and those discussed in the documents incorporated herein by reference. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The forward-looking statements contained herein and the documents incorporated herein by reference are expressly qualified in their entirety by the above cautionary statement.
Forward-looking statements are provided as of the date of this Prospectus Supplement or such other date specified herein, and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.
FINANCIAL INFORMATION
Aya presents its financial statements in United States dollars and its financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation.
This Prospectus Supplement contains references to Canadian and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” are to Canadian dollars and references to “US$” are to United States dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. The information is based on the daily average exchange rate as reported by the Bank of Canada. Such exchange rate on June 11, 2025, the last business day prior to the date of this Prospectus Supplement, was US$1.00 = $1.3665.

	Period End	Average(1)	Low	High
	($ per US$)
Quarter ended March 31,
2025	$1.4376	$1.4352	$1.4166	$1.4603
2024	$1.3550	$1.3486	$1.3316	$1.3593
Year ended December 31,
2024	$1.4389	$1.3698	$1.3316	$1.4416
2023	$1.3226	$1.3497	$1.3128	$1.3875
__________
(1)The average of the daily average exchange rates during the relevant period.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.
Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aya at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada, telephone (514) 512-1320 and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:
(a)the Company’s annual information form for the year ended December 31, 2024 dated March 31, 2025 (the “AIF”);
(b)the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, together with the auditor’s report thereon and notes contained therein (the “Annual Financial Statements”);
(c)the Company’s management’s discussion and analysis of financial condition and results of operations for the year and quarter ended December 31, 2024 dated March 27, 2025 (the “Annual MD&A”);
(d)the Company’s unaudited interim condensed consolidated financial statements and the notes thereto for the three-month periods ended March 31, 2025 and 2024 (the “Interim Financial Statements”);
(e)the Company’s management’s discussion and analysis of financial condition and results of operations for the three-month period ended March 31, 2025 dated May 12, 2025 (the “Interim MD&A”);
(f)the Company’s management information circular dated May 12, 2025 for the annual general meeting of shareholders to be held on June 20, 2025;
(g)the template version of the term sheet dated June 10, 2025 (the “Initial Term Sheet”); and
(h)the template version of the amended term sheet dated June 11, 2025 (the “Upsize Term Sheet” and together with the Initial Term Sheet, the “Marketing Materials”).
Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Company after the date of this Prospectus Supplement and prior to the termination of any Offering hereunder, shall be deemed to be incorporated by reference in this Prospectus Supplement.
Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS
In connection with the Offering, the Underwriters used the Marketing Materials as “marketing materials” (as such term is defined under applicable Canadian securities laws). The Marketing Materials do not form part of this Prospectus Supplement and the Base Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement. The Initial Term Sheet has been modified by the Upsize Term Sheet to reflect the increase in the number of Common Shares offered and the size of the Offering as set out in the Initial Term Sheet and is superseded by the Upsize Term Sheet. Any “template version” (as such term is defined under applicable Canadian securities laws) of “marketing materials” filed on SEDAR+ (www.sedarplus.ca) after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus solely for the purposes of the Offering.
ELIGIBILITY FOR INVESTMENT
In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, subject to the provisions of any particular plan, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) as of the date hereof, and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, “registered retirement income fund”, “registered education savings plan”, “registered disability savings plan”, “tax-free savings account”, “first home savings account” (each a “Registered Plan”), or a “deferred profit sharing plan”, as each of those terms is defined in the Tax Act, provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) or the Company qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act).
Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a Registered Plan, the holder, subscriber or annuitant of, or under, a Registered Plan, as the case may be (the “Controlling Individual”), will be subject to a penalty tax as set out in the Tax Act in respect of Offered Shares held by a Registered Plan if such shares are a “prohibited investment” as set out in the Tax Act for the particular Registered Plan. An Offered Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual (i) deals at arm’s length with the Company for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Company. In addition, the Offered Shares will generally not be a prohibited investment if the Offered Shares are “excluded property” as defined in the Tax Act, for the Registered Plan.
Persons who intend to hold the Offered Shares in a trust governed by a Registered Plan should consult their own tax advisors with respect to whether Offered Shares would be prohibited investments, including whether the Offered Shares would be excluded property, having regard to their particular circumstances.
TECHNICAL INFORMATION
The disclosure contained or incorporated by reference in this Prospectus Supplement of a scientific or technical nature, including, among other things, disclosure of mineral reserves and mineral resources, regarding Aya’s mineral assets in the Kingdom of Morocco is based on: (i) the technical report entitled “NI 43-101 Technical Report – Feasibility Study, Zgounder Expansion Project, Kingdom of Morocco” originally dated March 31, 2022, as amended on June 16, 2022 (the “Zgounder Technical Report”), prepared for Aya by Daniel M. Gagnon, P. Eng., Daniel Morrison, P. Eng., André-François Gravel, P. Eng., PMP, Claude Bisaillon, P. Eng., William Stone, P.Geo., Fred Brown, P.Geo., Jarita Barry, P.Geo., Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Kathy Kalenchuk, Ph.D., P. Eng., PE, Hugo Dello Sbarba, P. Eng., Stephen Coates, P. Eng., Julie Gravel, P. Eng., Philippe Rio Roberge, P. Eng., PMP and Richard Barbeau, P. Eng. in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“Regulation 43-101”); (ii) the technical report entitled “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated March 31, 2025 (the “Boumadine Technical Report”) prepared for Aya by David Lalonde, P.Geo. and Patrick Pérez, P.Eng. in accordance with Regulation 43-101; and (iii) the other information that has been prepared by or under the supervision of qualified persons (as such term is defined in Regulation 43-101) and included in this Prospectus with the consent of such persons.
The Zgounder Technical Report has been filed on SEDAR+ and may be accessed electronically under the Company’s profile at www.sedarplus.ca. The Zgounder Technical Report is based on the updated Mineral Resource Estimate for the Company’s Zgounder silver project (the “Zgounder Project”) with an effective date of December 13, 2021, as disclosed in a technical report dated January 28, 2022 which was filed on SEDAR+. The Zgounder Technical Report constitutes Aya’s current technical report in respect of the Zgounder Project.
The Boumadine Technical Report has been filed on SEDAR+ and may be accessed electronically under the Company’s profile at www.sedarplus.ca. The Boumadine Technical Report is based on the updated Mineral Resource Estimate for the Company’s Boumadine polymetallic project (the “Boumadine Project”) with an effective date of February 24, 2025, as disclosed in a technical report dated March 31, 2025 which was filed on SEDAR+. The Boumadine Technical Report constitutes Aya’s current technical report in respect of the Boumadine Project.
Actual recoveries of mineral products may differ from reported mineral reserves and mineral resources due to inherent uncertainties in acceptable estimating techniques. In particular, inferred mineral resources have a significant amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category of resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.
For further information on any scientific or technical disclosure included in this Prospectus and any documents incorporated herein by reference relating to Aya’s Zgounder Project or Boumadine Project, please refer to the Zgounder Technical Report or Boumadine Technical Report, respectively.
THE COMPANY
The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about the Company and its business that prospective investors should consider before investing in the Company. Prospective investors should carefully read the entire Prospectus Supplement and the Base Shelf Prospectus, including under the heading “Risk Factors”, as well as the documents incorporated by reference herein and therein, before making an investment decision.
Aya was incorporated under the Canada Business Corporations Act (the “CBCA”). The Company is a publicly traded Canadian precious metals mining company focused on the operation, exploration, acquisition and development of precious metals mining projects. On February 27, 2018, articles of amendment were issued to consolidate the common shares of the Company on a four (4) to one (1) basis. Effective July 31, 2020, the Company began trading on the TSX under the name of Aya Gold & Silver Inc./Aya Or & Argent Inc.
The head and registered office of Aya is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada.
The following chart sets out the organizational structure of Aya and each of its material subsidiaries, as well as the percentage of ownership and jurisdiction of incorporation of each such material subsidiary:
CONSOLIDATED CAPITALIZATION
Since the Company’s most recent financial statements, being the Interim Financial Statements, there have been no material changes in the share and loan capital of the Company, on a consolidated basis. After giving effect to the Offering, the share capital of the Company would increase by $125,000,055, or $143,750,063 if the Over-Allotment Option is fully exercised. Share issue costs (including the Underwriters’ Fee and the estimated expenses of the Offering), in the amount of $6,825,002, or $7,668,753 if the Over-Allotment Option is fully exercised, would increase the deficit in equity, net of taxes, and an additional 9,363,300 Common Shares, or 10,767,795 Common Shares if the Over-Allotment Option is exercised in full, would be issued and outstanding.
USE OF PROCEEDS
The net proceeds to the Company from the Offering are estimated to be $118,175,053, after deducting the payment of the Underwriters’ Fee of $5,625,002, and after deducting the estimated expenses of the Offering (estimated to be approximately $1,200,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are estimated to be $136,081,310, after deducting the Underwriters’ Fee of $6,468,753, and after deducting the estimated expenses of the Offering (estimated to be approximately $1,200,000).
Use of Net Proceeds and Available Funds
The Company intends to use the net proceeds from the Offering approximately as follows:

Use of Funds	Estimated Amount

Boumadine Project – Completion of infill and step-out drilling, regional exploration activities, updated mineral resource estimate, initiation and completion of technical studies	$80,000,000
Zgounder Project & Other Projects – Continuation of regional exploration campaigns within the general Zgounder area	$10,000,000
General corporate and working capital	$28,175,053
Total	$118,175,053
The above noted allocation represents the Company’s current intentions with respect to its use of proceeds from the Offering and use of available funds based on current knowledge, planning and expectations of management of the Company (and assuming no exercise of the Over-Allotment Option). The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for general working capital purposes. The Company’s actual use of the net proceeds of the Offering and use of available funds may vary depending on the Company’s operating and capital needs from time to time. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. See “Risk Factors –Use of Proceeds”.
Pending the use of the net proceeds described above, the Company may hold all or a portion of the net proceeds of the Offering as cash balances in the Company’s bank account or may invest all or a portion of the net proceeds of the Offering in short-term, high quality, interest bearing corporate, government-issued or government-guaranteed securities.
Negative Cash Flow from Operating Activities
For the fiscal year ended December 31, 2024, the Company had negative cash flow from operating activities of US$8,615,000. As at March 31, 2025, the Company’s cash amounted to US$18,319,000 and cash flow from operating activities of US$7,926,000. The Company may have negative cash flow from operating activities for the fiscal year ending December 31, 2025 and future fiscal years. In such a case, the Company may use a portion of the net proceeds from the Offering to fund such negative cash flow from operating activities in future periods. See “Risk Factors – Negative Cash Flow from Operating Activities”.

PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell, and the Underwriters have severally (and not jointly, nor jointly and severally) agreed to purchase, as principals, on the Closing Date, an aggregate of 9,363,300 Offered Shares at the Offering Price, for aggregate gross proceeds of $125,000,055, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with the terms and conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint, nor joint and several), and may be terminated at their discretion on the basis of “disaster out”, “regulatory out”, “material change out”, “cease trade out” and “breach out” provisions in the Underwriting Agreement, and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.
The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Co-Lead Underwriters, on behalf of the Underwriters, for a period of 30 days from and including the Closing Date, to purchase up to an additional 1,404,495 Offered Shares, at the Offering Price, to cover over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such Additional Shares under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 4.5% of the gross proceeds of the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. The Offering Price and other terms of the Offering were determined by arm’s length negotiation between the Company and the Underwriters, with reference to the prevailing market price of the Common Shares.
The Offering is being made in each of the provinces of Canada. The Offered Shares will be offered in such provinces through those Underwriters or their affiliates who are registered to offer Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares in such other jurisdictions outside of Canada as agreed between the Company and the Underwriters.
On June 12, 2025, the Company received conditional approval from the TSX with regard to the listing of the Offered Shares and the Additional Shares on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, in no event will the Company receive less than net proceeds of $12.74925 per Offered Share. If the selling price is reduced, the compensation realized by the Underwriters will be reduced by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. In addition, the Underwriters may offer selling group participation to other registered dealers that are satisfactory to the Company, acting reasonably, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company.
Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (c) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, in the over-the-counter market or otherwise.
Pursuant to the Underwriting Agreement, the Company has agreed that it will not, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, during the period commencing on the signing of the Underwriting Agreement and ending 90 days following the Closing Date, issue, agree to issue, or announce an intention to issue, any additional debt, common shares or any securities convertible into or exchangeable for shares of the Company (subject to certain customary exemptions, including for grants of equity compensation securities in the ordinary course and securities issued on exercise of any currently outstanding convertible securities).
The Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and, subject to certain exemptions from registration under the U.S. Securities Act and applicable state securities laws, may not be offered or sold in the United States. The Underwriters have agreed that, except as permitted by the Underwriting Agreement pursuant to transactions exempt from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws, they will not offer or sell the Offered Shares at any time in the United States. The Underwriting Agreement permits the Underwriters, pursuant to the terms and conditions set forth in the Underwriting Agreement, acting through one or more of their registered United States broker-dealer affiliates, to offer and resell the Offered Shares they have acquired pursuant to the Underwriting Agreement to Qualified Institutional Buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act and pursuant to similar exemptions under applicable U.S. state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will otherwise offer and sell the Offered Shares outside the United States only in accordance with the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S under the U.S. Securities Act. The Offered Shares that are sold in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred pursuant to certain exclusions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act or another exemption from registration under the U.S. Securities Act and any applicable U.S. state securities laws.
It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in electronic form. A purchaser of Offered Shares, including a purchaser of Offered Shares in the United States that is a “Qualified Institutional Buyer”, will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. No definitive certificates will be issued unless specifically requested or required.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offering consists of 9,363,300 Common Shares at the Offering Price and up to an additional 1,404,495 Additional Shares at the Offering Price. The Offered Shares will be issued on the Closing Date pursuant to the Underwriting Agreement. If the Over‐Allotment Option is exercised, some or all of the Additional Shares will be issued on the closing of the exercise of the Over‐Allotment Option pursuant to the Underwriting Agreement.
The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares is subject to, and qualified in its entirety by reference to, the Company’s articles and by-laws, which may be accessed electronically under Aya’s profile on SEDAR+ at www.sedarplus.ca.
Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Company’s board of directors (the “Board”), in their sole discretion. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.
On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.
Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA.
As of the date of this Prospectus Supplement, the Company has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.
It is expected that the Offered Shares will be issued and deposited in electronic form with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS. Such purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. See "Plan of Distribution".
PRIOR SALES
The following table summarizes the issuances by the Company of Common Shares, and securities convertible into or exchangeable for Common Shares, for the 12 months prior to the date of this Prospectus Supplement.

Date	Type of Security Issued	Issuance / Exercise Price Per Security	Number of Securities Issued
June 18, 2024	Common Shares (1)	7.69	75,000
June 20, 2024	Common Shares (1)	1.43	50,000
June 20, 2024	Common Shares (1)	7.69	36,700
July 1 2024	DSU Grant	13.29	26,249
July 3, 2024	Common Shares (1)	1.43	19,850
August 23, 2024	Stock Option Grant	15.63	5,000,000
August 23, 2024	RSU Grant	15.63	10,052
August 23, 2024	DSU Grant	15.63	8,188
September 13, 2024	Common Shares (1)	7.69	33,000
September 16, 2024	Common Shares (1)	7.69	30,000
September 20, 2024	Common Shares (1)	7.69	20,000
September 24, 2024	Common Shares (1)	7.69	50,000
October 1, 2024	DSU Grant	18.10	19,045
October 22, 2024	Common Shares (3)	10.66	27,578
October 22, 2024	Common Shares (3)	8.88	23,568
December 31, 2024	Common Shares (3)	8.88	132,586
January 16, 2025	DSU Grant	11.70	29,870
January 21, 2025	Common Shares (1)	1.43	20,000
January 31, 2025	RSU Grant	11.42	384,141
April 1, 2025	Common Shares (2)	11.69	12,000
April 2, 2025	Common Shares (3)	10.00	23,177
April 6, 2025	RSU Grant	10.17	15,000

Date	Type of Security Issued	Issuance / Exercise Price Per Security	Number of Securities Issued
April 7, 2025	Common Shares (3)	8.88	49,604
April 15, 2025	DSU Grant	10.56	32,915
May 12, 2025	RSU Grant	9.71	10,000
May 20, 2025	Common Shares (3)	8.88	249,605
Notes:
(1)Issued pursuant to the exercise of stock options.
(2)Issued pursuant to the exercise of deferred share units.
(3)Issued pursuant to the exercise of restricted share units.
TRADING VOLUME AND PRICE
The Common Shares of the Company are listed and posted for trading on the TSX under the symbol “AYA” and trade on the OTCQX under the symbol “AYASF”.
The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSX for the previous 12 months (as reported by the TSX) prior to the date of this Prospectus Supplement.

Month	Volume	High ($)	Low ($)
June 2024	7,757,356	15.08	12.75
July 2024	6,372,154	16.26	13.20
August 2024	7,789,602	16.17	12.81
September 2024	13,149,254	19.15	12.95
October 2024	11,538,849	19.56	16.98
November 2024	19,227,310	18.16	11.53
December 2024	14,463,537	14.49	10.52
January 2025	14,164,746	12.40	10.63
February 2025	16,231,602	12.88	11.85
March 2025	19,939,477	13.70	10.12
April 2025	20,643,413	11.89	9.35
May 2025	23,742,068	12.56	8.52
June 1-11	13,989,274	15.46	12.33
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who: (i) acquires the Offered Shares pursuant to this Offering as beneficial owner; (ii) for purposes of the Tax Act and at all relevant times, acquires and holds the Offered Shares as capital property; and (iii) for purposes of the Tax Act and at all relevant times, deals at arm’s length and is not affiliated with the Company or the Underwriters (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold or use, is not deemed to hold or use, and will not hold or use the

Offered Shares in the course of carrying on a business and such Holder has not acquired or been deemed to have acquired, the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules); (ii) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) that elects or has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; (vi) that will enter into or has entered into a “synthetic disposition arrangement” or a “synthetic equity arrangement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to the Offered Shares; (vii) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act); or (viii)  that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such investors should consult their own tax advisors with respect to an investment in the Offered Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.
This summary is based upon: (i) the facts set out in this Prospectus Supplement, (ii) the current provisions of the Tax Act in force as of the date hereof; (iii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”); and (iv) counsel’s understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available by the CRA prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory, administrative governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary also does not take into account any change in the administrative policies of the CRA.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective Holder of Offered Shares, and no representations with respect to the tax consequences to any holder or prospective Holder are made therein. Consequently, holders and prospective Holders of Offered Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Offered Shares, having regard to their particular circumstances.
Currency
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day such amounts arise or such other exchange rate that is acceptable to the CRA and determined in accordance with the detailed rules in the Tax Act.
Holders Resident in Canada
The following discussion applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders who might not otherwise be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Offered Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors regarding this election.
Receipt of Dividends on Offered Shares
Dividends received or deemed to be received on Offered Shares held by a Resident Holder in a taxation year will be included in the Resident Holder’s income for that taxation year for the purposes of the Tax Act.
Such dividends received by a Resident Holder who is an individual (other than certain trusts) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received or deemed to be received by individuals from “taxable Canadian corporations” (each as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends” and the Company has made no commitments in this regard.
Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation will be included in computing such Resident Holder’s income for the taxation year and will generally also be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances a taxable dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
Disposition of Offered Shares
A disposition or a deemed disposition of an Offered Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident

Holder realizing a capital gain (or a capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition of the Offered Share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof immediately before the disposition or deemed disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering will be determined by averaging the cost of such Offered Shares with the adjusted cost base (determined immediately before the acquisition of the Offered Shares) of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the acquisition.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years (but not against other income), to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by it on such Offered Share (or on a share for which the Offered Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Additional Refundable Tax
A Resident Holder that: (i) throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which generally include any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Alternative Minimum Tax
Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.
Holders Not Resident in Canada
The following summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any relevant income tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada;

and (ii) does not, and is not deemed to, use or hold Offered Shares in connection with, or in the course of carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as such term is defined in the Tax Act). Such a Non-Resident Holder should consult its own tax advisors.
Disposition of Offered Shares
A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period that ends at the time of the disposition of the Offered Shares, the following two conditions are met concurrently: (i)(a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the foregoing, owned 25% or more of the issued shares of any class or series of the shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) “Canadian resource properties” (as defined in the Tax Act); (c) “timber resource properties” (as defined in the Tax Act); and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, Offered Shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.
In the event that an Offered Share constitutes taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Disposition of Offered Shares” will generally apply to the Non-Resident Holder.
A Non-Resident Holder contemplating a disposition of Offered Shares that may constitute taxable Canadian property should consult its own tax advisors prior to such disposition.
Receipt of Dividends on Offered Shares
Any dividends paid or credited, or deemed to be paid or credited, on the Offered Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend or deemed dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Holder’s country of residence and to which the Non-Resident Holder is entitled to the full benefits thereof. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to full benefits under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% (or 5% in the case of a Non-Resident Holder that is a corporation entitled to full benefits under the Treaty beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.
RISK FACTORS
An investment in the Offered Shares being distributed under this Prospectus Supplement is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, you should carefully consider the risks and uncertainties described in the documents incorporated by reference herein and therein, together with all of the other information contained in this Prospectus Supplement and the Base Shelf Prospectus, before purchasing the Offered Shares. The occurrence of any of such risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our securities, including the Offered Shares, could decline, and you may lose all or part of your investment. The risks described herein are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus, including our consolidated financial statements and related notes. This Prospectus Supplement and the Base Shelf Prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described herein. See “Cautionary Note Regarding Forward-Looking Statements.”
In particular, you should carefully consider the risks described under the Base Shelf Prospectus, the Company’s AIF, our Annual MD&A, our Interim MD&A, and other publicly filed documents which are incorporated herein by reference. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.
Risks Relating to the Offering
Potential Dilution
The Company’s constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Board, in many cases, without the approval of our shareholders. The Company may issue Common Shares in public or private offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance or as consideration for future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and the Company cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.
Positive Return not Guaranteed
A positive return on an investment in the Offered Shares is not guaranteed. There is no guarantee that an investment in the Offered Shares will earn any positive return in the short term or long term. An investment in the Offered Shares is speculative and involves a high degree of risk as the Common Shares are subject to a relatively high degree of price volatility and should thus be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
Leverage Risk
The Company’s degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, project development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; limiting the Company’s ability to declare dividends on its Common Shares; having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company’s ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.
Payment of Dividends
The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Aya anticipates that it will retain future earnings and other cash resources for the operation and development of its business. Payment of dividends on the Common Shares is dependent on cash flows of the Company’s business and subject to change. The declaration and payment of future dividends will be at the discretion of the Board, and may be affected by various factors, including the Company’s revenues, financial condition, acquisitions and legal, regulatory or contractual restrictions. There can be no assurance that Aya will be in a position to pay dividends at the rate anticipated (or at all) in the future. A reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.
Limited Cash and Liquidity Position
In the management of the Company’s current cash and liquidity position, the Company maintains a balance between continuity of funding and flexibility through the use of borrowings. The Company closely monitors its liquidity position and expects, but cannot guarantee that it will, have adequate sources of funding to finance the Company’s projects and operations in the future.

Use of Proceeds
The Company intends to allocate the net proceeds it will receive from the Offering as described under “Use of Proceeds” in this Prospectus Supplement. However, the Company will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company. Investors may not agree with how the Company allocates or spends the proceeds from the Offering. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Common Shares and that may increase its losses.
Sufficient Market Liquidity
Holders of Common Shares may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or achieve listing on any other public listing exchange.
Additional Fund Requirements
The Company anticipates that it will require funds beyond the net proceeds of the Offering in order to achieve its long-term business objectives. There is no assurance that the Company will be able to secure additional equity or alternative financing when required. To the extent that the Company is unable to raise additional financing, the Company will curtail operational activities which will ultimately delay the advancement of its projects.
Completion of the Offering
Pursuant to the terms of the Underwriting Agreement, the completion of the Offering is subject to a number of customary closing conditions, including but not limited to, listing of the Offered Shares on the TSX, and will be subject to the Company fulfilling all of the requirements of the TSX. There can be no certainty that the Offering will be completed.
Negative Cash Flow from Operating Activities
For the fiscal year ended December 31, 2024, the Company had negative cash flow from operating activities of US$8,615,000. These losses were a result of continued investments in the Zgounder expansion during the commissioning and ramp-up phase before it reached commercial production on December 30, 2024. The Company may have negative cash flow from operating activities for the fiscal year ending December 31, 2025 and future fiscal years. As at March 31, 2025, the Company’s cash amounted to US$18,319,000 and cash flow from operating activities of US$7,926,000. The Company believes that it will have sufficient funds to operate and advance its business objectives and key milestones for at least the next 12 months.
Enforcement of Rights in Foreign Jurisdictions
Aya’s material subsidiaries, which directly own substantially all the Company’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Company’s operations are located outside of

Canada. Further, certain of the Company’s directors, officers and management are residents of countries other than Canada, with all or a substantial portion of such person’s assets located outside of Canada. As such, in case of disputes arising from its operations, the Company may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Company may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that we may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of courts of another jurisdiction obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of such other jurisdiction, or be competent to hear original actions brought in Canada against the Company or its directors and officers predicated upon the securities laws of such other jurisdiction.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within 2 business days after the later of (a) the date that the Company (i) filed this Prospectus Supplement or any amendment on SEDAR+ and a receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase or a subscription for the securities. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
INTERESTS OF EXPERTS
Legal matters relating to the Offering are being passed upon for the Company by Norton Rose Fulbright Canada LLP and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Norton Rose Fulbright Canada LLP and McCarthy Tétrault LLP, respectively, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of the Company.
KPMG LLP is the Company’s independent auditor and has prepared an independent auditor’s report in respect of the Annual Financial Statements. KPMG LLP has confirmed that it is independent to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant bodies in Canada.
The following experts have reviewed, prepared or supervised the preparation of information upon which certain scientific and technical information relating to the Company’s mineral projects contained or incorporated by reference in this Prospectus Supplement is based:
-Daniel M. Gagnon, P. Eng.;

-Daniel Morrison, P. Eng.;
-André-François Gravel, P. Eng., PMP;
-Claude Bisaillon, P. Eng.;
-William Stone, P.Geo.;
-Fred Brown, P.Geo.;
-Jarita Barry, P.Geo.;
-Eugene Puritch, P.Eng., FEC, CET;
-Antoine Yassa, P.Geo.;
-Kathy Kalenchuk, Ph.D., P. Eng., PE;
-Hugo Dello Sbarba, P. Eng.;
-Stephen Coates, P. Eng.;
-Julie Gravel, P. Eng.;
-Philippe Rio Roberge, P. Eng., PMP;
-Richard Barbeau, P. Eng.;
-David Lalonde, P.Geo.;
-Patrick Pérez, P.Eng.; and
-Raphael Beaudoin, P.Eng.
To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, each of the aforementioned experts held less than 1% of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the technical reports and estimates referred to above or following the preparation of such technical reports and estimates, as the case may be. None of the aforementioned persons received any direct or indirect interest in any of the Company’s securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such technical reports or estimates.

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CERTIFICATE OF THE UNDERWRITERS
Dated: June 12, 2025
To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

DESJARDINS SECURITIES INC.

(signed) “Maciej Pach”

Name: Maciej Pach
Title: Managing Director & Head of Global Mineral Resources & Mining, Investment Banking

NATIONAL BANK FINANCIAL INC.	BMO NESBITT BURNS INC.

(signed) “Thomas Bachand”	(signed) “Ilan Bahar”

Name: Thomas Bachand	Name: Ilan Bahar
Title: Managing Director	Title: Managing Director & Co-Head Global Metals & Mining

CIBC WORLD MARKETS INC.	RAYMOND JAMES LTD.

(signed) “Steven Reid”	(signed) “Gavin McOuat”

Name: Steve Reid	Name: Gavin McOuat
Title: Managing Director, Global Mining	Title: Senior Managing Director

STIFEL NICOLAUS CANADA INC.	SCOTIA CAPITAL INC.

(signed) “Stephen Delaney”	(signed) “Darren Grant”

Name: Stephen Delaney	Name: Darren Grant
Title: Managing Director, Investment Banking	Title: Managing Director

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SCP RESOURCE FINANCE LP by its general partner, SCP RESOURCE FINANCE GP INC.	BEACON SECURITIES LIMITED

(signed) “David Wargo”	(signed) “Daniel Belchers”

Name: David Wargo	Name: Daniel Belchers
Title: Chief Executive Officer & Head of Investment Banking	Title: Managing Director, Investment Banking

INFOR FINANCIAL INC.

(signed) “Neville Dastoor”

Name: Neville Dastoor
Title: Principal